Exhibit 99.1

Moolec Science SA

Société anonyme

Registered office: 17, boulevard F.W. Raiffeisen, L-2411 Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B268440

(the “Company”)

CONVENING NOTICE TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND TO

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

1	Notice

The annual general meeting of the shareholders of the Company (the “AGM”), followed by an extraordinary general meeting of the shareholders of the Company (the “EGM”), will be held on 27 December 2024, at 2:30 p.m. (local time) at 35, avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. The EGM will be held in front of a Luxembourg notary.

2	Agenda of the AGM

The AGM will consider and vote on the following agenda points:

1	To receive the report of the approved statutory auditor of the Company on the annual accounts as at 30 June 2024.

2	To approve the annual accounts for the year ended 30 June 2024.

3	To allocate the result of the year ended 30 June 2024.

4	To approve the remuneration of the directors of the Company.

5	To grant discharge to the directors and to the approved statutory auditor of the Company.

6	To re-appoint Kyle P. Bransfield as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2024, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2025.

7	To re-appoint Jose Lopez Lecube as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2024, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2025.

8	To re-appoint Gastón Paladini as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2024, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2025.

9	To re-appoint Natalia Zang as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2024, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2025.

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10	To re-appoint Esteban Corley as director of the Company, whose mandate ends following the annual general meeting which will approve the annual accounts for the period ended on 30 June 2024, for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2025.

11	To re-appoint the current approved statutory auditor of the Company for the period to end following the annual general meeting which will approve the annual accounts for the period to end on 30 June 2025.

3	Agenda of the EGM

The EGM will consider and vote on the following agenda points:

1	To approve the transfer of the central administration (administration centrale) and registered office (siège social) of the Company from the Grand Duchy of Luxembourg to the Cayman Islands, and to set the registered office at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands, with effect as from the date on which the application for continuation into the Cayman Islands is filed with the Cayman Islands Registrar of Companies (the “Effective Date”), and to acknowledge the change of nationality of the Company, as from the Effective Date, subject to the condition that the Company receives from the Registrar of Companies in the Cayman Islands a certificate confirming that the Company has been registered by way of continuation as an exempted company in the Cayman Islands (the “Migration”).

2	To approve the statement of assets and liabilities, which form the basis of the Company’s closing balance sheet, and the closing balance sheet of the Company (the “Balance Sheet”).

3	To acknowledge, with effect as from the Effective Date, the registration of the Company by way of continuation as an exempted company limited by shares in the Cayman Islands and the submission of the Company to the laws of the Cayman Islands, to adopt the legal form of a Cayman Islands exempted company limited by shares under the laws of the Cayman Islands, and to approve that the name of the Company shall remain “Moolec Science SA” as from the Effective Date.

4	To fully restate the Company’s articles of association and adopt new memorandum and articles of association, in substitution for and to the exclusion of, the Company's existing articles of association in order to comply with the laws of the Cayman Islands, as a consequence of the Company becoming a Cayman Islands exempted company limited by shares, as from the Effective Date.

The Company’s object shall be changed to “The Company's objects are unrestricted. As provided by section 7(4) of the Companies Act (Revised), the Company has full power and authority to carry out any object not prohibited by any law of the Cayman Islands”.

5	To acknowledge the resignation of the current directors of the Company as from the Effective Date and to grant them full discharge.

6	To appoint new directors of the Company as from the Effective Date.

7	To approve the place where the existing books and records of the Company shall be kept as from the Effective Date.

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8	To delegate powers to representatives to take all actions required in connection with the Migration, the deregistration of the Company in the Grand Duchy of Luxembourg and the filing of all necessary documents with the Cayman Islands Registrar of Companies.

4	Key dates

13 December 2024, at 11:59 p.m. (Eastern Standard Time)	Voting Record Date, for both the AGM and the EGM
24 December 2024, at 11:59 p.m. (Eastern Standard Time)	Deadline to submit proxies/vote remotely with respect to the AGM and the EGM
27 December 2024, at 2:30 p.m. (local time)	AGM
27 December 2024, at 3:00 p.m. (local time)	EGM

5	Right to participate at the AGM, and voting procedures

5.1	Shareholders

The following persons who comply with the procedure below, and who hold shares on 13 December 2024, at 11:59 p.m. (Eastern Standard Time) (the “Voting Record Date”) are eligible to attend and vote at the AGM and EGM:

-	registered shareholders of the Company; and

-	beneficial owners of the Company’s shares traded on the Nasdaq Global Select Market.

Each shareholder is entitled to one vote for each ordinary share held of record by such shareholder as of the Voting Record Date, on each matter submitted to a vote at the AGM and at the EGM.

Holders of shares held through the operator of a securities settlement system or with a depositary (including nominees or brokers that hold shares through the Depository Trust Company) have the right to instruct their nominee or broker on how to vote with a voter instruction form, or as may otherwise be established by the nominee or broker. Beneficial holders who wish to vote directly must request the nominee or broker that appears as the registered shareholder on the Voting Record Date to issue a “legal proxy” which allows the beneficial owner to vote his or her shares directly. Beneficial owners who do not vote via their brokers or nominees in accordance with the instructions received or do not have a legal proxy are not eligible to vote.

5.2	Voting procedure

The Company urges each shareholder to cast its vote at the AGM and at the EGM by completing, signing, dating and returning the relevant proxies made available by the Company for use at the AGM and at the EGM in accordance with the instructions below.

The Company’s shareholders may attend the AGM and EGM by proxy (the “Proxy”) to be submitted in accordance with the information contained therein such that it is received no later than on 24 December 2024, at 11:59 p.m. (Eastern Standard Time) (the “Voting Deadline”).

Shareholders may also vote remotely by submitting a ballot paper containing their voting instructions (the “Voting Form”) in writing or electronically in accordance with the instructions contained therein, such that it is received no later than the Voting Deadline. The proposed text of resolutions to be adopted at the AGM and EGM are attached to this convening notice, including the new memorandum and articles of association of the Company to be adopted in the context of the Migration in order to comply with the laws of the Cayman Islands.

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The Company has sent by post or email, as the case may be, the convening notice, a form of Proxy and a form of Voting Form, together with a control number. Votes to the AGM and EGM can be cast using this control number at http://www.cstproxyvote.com. If you consider that you are eligible to vote but you have not received the control number by post or email, as the case may be, and you would like to submit your vote online, please contact your bank or broker. If you plan to vote over the internet or by telephone, your vote must be received no later than the Voting Deadline to allow sufficient time to tabulate the votes prior to the start of the AGM and EGM.

Alternatively, the Voting Form can be submitted by post. The original completed, dated and signed Voting Form should be mailed to the address provided in the form. Shareholders that choose to send their Voting Form by post should also send a scanned copy by email to florencia@moolecscience.com and liza@moolecscience.com.

Shareholders may also vote in person at the AGM and at the EGM. All shareholders must present valid government issued photo identification documentation to attend the AGM and the EGM, as well as a proof of ownership of shares of the Company as at the Voting Record Date. Admittance of shareholders to the AGM and the EGM and acceptance of written voting proxies will be governed by Luxembourg law.

Even If you plan to attend the AGM and/or the EGM, we recommend that you vote your shares in advance of the AGM and the EGM in one of the manners available to you so that your vote will be counted if you later are unable to attend the AGM and/or the EGM.

A holder of ordinary shares held through the operator of a securities settlement system of with a depositary wishing to attend the AGM and/or the EGM must provide the Company with a certificate issued by such operator or depositary certifying the number of ordinary shares recorded in the relevant account on the Voting Record Date. Such certificate must be provided to the Company no later than three (3) business days prior to the date of the AGM and EGM. If you plan to attend the AGM and/or the EGM, you are kindly requested to notify the Company thereof in writing and provide your name, address and telephone number and any other necessary materials before on 24 December 2024, at 11:59 p.m. (Eastern Standard Time) to the registered office of the Company at 17, boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg or by email to florencia@moolecscience.com.

All forms and all supporting documents can be downloaded from the Company’s website https://ir.moolecscience.com/.

5.3	Supporting documents and information

Information concerning the matters to be considered and voted upon at the AGM and EGM, together with the relevant supporting documentation, including the new memorandum and articles of association of the Company to be adopted in the context of the Migration in order to comply with the laws of the Cayman Islands, is available to the shareholders at the registered office of the Company and on the Company’s website https://ir.moolecscience.com/.

Shareholders have the right to ask questions about items on the agenda of the AGM and EGM during the meeting. They may also ask questions ahead of the AGM and of the EGM. The Company will on a best efforts basis provide responses to the questions at the AGM and at the EGM. Written questions must be received by the Company no later than on 26 December 2024 at 11:59 p.m. (local time). Written questions must be submitted either by registered letters to the registered office of the Company or by email to florencia@moolecscience.com and include the shareholder’s full name and address.

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5.4	Personal Data

In connection with the AGM and the EGM, the Company is required to collect certain data including personal data in order to confirm the identity of individual shareholders or shareholder representatives for the purpose of carrying out the AGM and the EGM and to comply with applicable laws and regulations. Such personal data may include the contact details and identification details of shareholders (name, address, date of birth, ID number, etc.). By submitting the Proxy or Voting Form, you confirm that you understand the fact that the personal data will be collected, processed and used in connection with the AGM and EGM including for the purpose of the organization of the AGM and EGM and the voting on the resolutions in accordance with the Company’s articles of association and applicable laws.

If you choose not to share personal data with us, you will not be able to participate and vote in the AGM and EGM, respectively.

The Company is the data controller for any personal data that is collected in connection with the AGM and EGM. A controller is the entity that decides why and how your information is processed.

We may disclose your personal data to certain entities to the extent required to perform the various activities related to the AGM and EGM. In particular, your personal data may be disclosed to Linklaters LLP, Continental. If we do this, we will require such third parties to protect the confidentiality and privacy of the personal data and to use such information solely for the purposes for which such information is shared. The Company will ensure that transfers of personal data to such third parties will be carried out in compliance with applicable data protection laws and regulations and in particular, will establish suitable safeguards to ensure that such transfers are carried out in compliance with applicable data protection laws and regulations.

Personal data will be retained no longer than necessary for the purposes indicated hereinabove, unless otherwise required by applicable laws or regulations.

Under certain circumstances, you have rights under data protection laws in relation to your personal data. In particular, you have a right to (i) access your personal data, (ii) be informed about how personal data is used, (iii) have inaccurate personal data rectified, (iv) data portability, and, in certain circumstances, have the right to have your personal data erased, restrict processing of your personal data and object to the processing thereof. To exercise these rights or if you have any other data protection queries, please contact us by email at florencia@moolecscience.com.

More information on how we process your data and your rights with respect thereto can be found in our privacy policy, available on our website https://ir.moolecscience.com/.

Luxembourg, 11 December 2024

The Board of Directors of Moolec Science SA

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